                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
     May 1, 1996 to December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the transition period from _______________ to ________________


                        Commission File Number 0-14003


                    ROTECH MEDICAL CORPORATION SAVINGS PLAN
             (Exact name of Registrant as specified in its charter)


            Florida                                        59-2115892
--------------------------------------      ------------------------------------
(State or other jurisdiction of                        (I.R.S. Employer
 incorporation or organization)                      Identification Number)

    4506 L.B. McLeod Road,
           Suite F
    Orlando, Florida 32811
----------------------------------------
(Address of Principal Executive Offices)


Registrant's telephone number, including area code: (407) 841-2115

                    ROTECH MEDICAL CORPORATION SAVINGS PLAN

                            FORM 11-K ANNUAL REPORT

                               DECEMBER 31, 1996


                                                                            Page

         Independent Auditors' Report........................................ 3

Financial Statements for the Period May 1, 1996 (date of inception) to December 31, 1996:

         Statement of Net Assets Available for Plan Benefits................. 4
         Statement of Changes in Net Assets Available for Plan Benefits...... 5
         Notes to Financial Statements....................................... 6
         Item 27a - Schedule of Assets Held for Investment Purposes..........10
         Item 27d - Schedule of Reportable Transactions......................11
         Signature Page......................................................12
         Independent Auditors' Consent.......................................13

The schedules of party-in-interest transactions, obligations in default, and leases in default are omitted because the Plan had no such transactions, obligations, or leases. The supplemental schedule of assets acquired and disposed of for the period May 1, 1996 (date of inception) to December 31, 1996, is omitted because all such transactions were subject to exclusion under Section 2520.103-3 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

ROTECH MEDICAL CORPORATION
SAVINGS PLAN


INDEPENDENT AUDITOR'S REPORT

To the Trustee and Participants of
     RoTech Medical Corporation Savings Plan:

We have audited the accompanying statement of net assets available for benefits of RoTech Medical Corporation Savings Plan (the Plan) as of December 31, 1996, and the related statement of changes in net assets available for benefits for the period May 1, 1996 (date of inception) to December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996, and the changes in net assets available for benefits for the period then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment as of December 31, 1996, and (2) reportable transactions for the period ended December 31, 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
Orlando, Florida

June 25, 1997

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1996

Assets
  Investments:
   Guaranteed Interest Account              $  144,475
   Money Market Account                         38,763
   Government Securities Account                24,111
   Bonds & Mortgage Account                     30,098
   Bond Emphasis Balanced Account               54,455
   Stock Emphasis Balanced Account             109,881
   Stock Index 500 Account                      87,244
   U.S. Stock Account                          111,375
   Medium Company Value Account                135,942
   Medium Company Blend Account                125,912
   Small Company Blend Account                 177,453
   International Stock Account                  83,780
   Real Estate Account                           6,626
                                            ----------
Total Separate Accounts                      1,130,115
Other Plan Investments
   Rotech Medical Corporation Stock            287,014
   Loans to Participants                        19,515
                                            ----------
          TOTAL INVESTMENTS                  1,436,644
Receivables:
   Employer's Contribution                     117,247
   Participants' Contribution                  209,974
   Other Receivables                               480
                                            ----------
          TOTAL RECEIVABLES                    327,701
   TOTAL ASSETS                                           $1,764,345

Liabilities:                              $        0
   TOTAL LIABILITIES                                      $        0
                                                          ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                    $1,764,345
                                                          ==========

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Period Ended December 31, 1996

-----------------------------------------------------------------------------------------------------------------------------------

                                                                 Bond      Stock     Stock                Med.      Med.
                  Guaranteed   Money     Gov't       Bond &    Emphasis   Emphasis   Index     U.S.      Company    Company
                   Interest   Market   Securities   Mortgage   Balanced   Balanced    500      Stock      Value      Blend
                   Account    Account   Account     Account    Account    Account   Account   Account    Account    Account
                   -------    -------   -------     -------    -------    -------   -------   -------    -------    -------
Additions
 Contributions
  Employee        $188,507   $38,949    $23,185     $31,876    $51,721   $115,361   $80,426   $109,656   $137,904   $128,498
  Employer        $ 22,711   $ 2,905    $   734     $ 1,955    $ 1,617   $     32   $ 2,156   $  5,957   $  1,023   $  2,144
  Other
Net appreciation (depreciation) in fair value of investments:
 Interest
 Investments       $ 3,662   $   436    $   643     $   867    $ 1,535   $  5,220   $ 4,856   $  9,709   $  8,214   $  5,343

Total Additions   $214,880   $42,290    $24,562     $34,698    $54,873   $120,613   $87,438   $125,322   $147,141   $135,985

Deductions:
 Benefits Paid    $ 69,294   $ 3,526    $   446     $ 4,600    $   415   $  6,207   $   184   $ 13,948   $  6,665   $  5,540
 Admin. Other     $    179   $     0    $     6     $     0    $     3   $      0   $    10   $      0   $      9   $      8

Total Deductions: $ 69,473   $ 3,526    $   452     $ 4,600    $   418   $  6,207   $   194   $ 13,948   $  6,674   $  5,548

Net increase
prior to
Interfund
Transfer          $145,407   $38,764    $24,110     $30,098    $54,455   $114,406   $87,244   $111,374   $140,467   $130,437

Interfund Transfer    (932)                                              $ (4,525)                       $ (4,525)  $ (4,525)
                  --------   -------    -------     -------    -------   --------   -------   --------   --------   --------
Net Increase
(Decrease)        $144,475   $38,764    $24,110     $30,098    $54,455   $109,881   $87,244   $111,374   $135,942   $125,912
                  --------   -------    -------     -------    -------   --------   -------   --------   --------   --------
Net Assets
Available for
Benefits:

Beginning of Year        0         0          0           0          0          0         0          0          0          0

End of Year       $144,475   $38,764    $24,110     $30,098    $54,455   $109,881   $87,244   $111,374   $135,942   $125,912
                  ==========================================================================================================

                    Small
                   Company                 Real                  RoTech
                    Blend    Intl Stock   Estate    Particip.    Medical
                   Account    Account     Account    Loans     Corp. Stock    Other      Total
                   -------    -------     -------    -----     -----------    -----      -----
Additions
 Contributions
  Employee        $179,529    $73,024      $6,591    $     0     $228,328    $209,974   $1,603,529
  Employer        $  2,187    $ 5,419      $    0                $    304    $117,247   $  166,391
  Other                                                                      $    480   $      480
Net appreciation (depreciation) in fair value of investments:
 Interest                                            $   856                            $      856
 Investments      $  6,841    $ 5,771      $  176                $ 59,769               $  113,042

Total Additions   $188,557    $84,214      $6,767    $   856     $288,401    $327,701   $1,884,298

Deductions:
 Benefits Paid    $  6,570    $   423      $  141    $     0     $  1,759    $      0   $  119,718
 Admin. Other     $     10    $    12      $    0    $     0     $      0    $      0   $      237

Total Deductions: $  6,580    $   435      $  141    $     0     $  1,759    $      0   $  119,955

Net increase
prior to
Interfund
Transfer          $181,977    $83,779      $ 6,626   $   856     $286,642    $327,701   $1,764,343

Interfund Transfer (4,525)                           $18,659     $    373
                  -------     -------      -------   -------     --------    --------   ----------
Net Increase      $177,452    $83,779      $ 6,626   $19,515     $287,015    $327,701   $1,764,343
(Decrease)

Net Assets
Available for
Benefits:
Beginning of Year        0          0           0          0            0           0            0

End of Year       $177,452    $83,779      $6,626    $19,515     $287,015    $327,701   $1,764,343
                  ================================================================================


NOTES TO FINANCIAL STATEMENTS
PERIOD ENDED DECEMBER 31, 1996

--------------------------------------------------------------------------------

A.  DESCRIPTION OF PLAN

    The following description of the RoTech Medical Corporation (Company) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

    1. General. The Plan is a defined-contribution plan covering all full-time employees of the Company who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    2. Contributions. Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. The Company contributes 10 percent of the participant contribution. Contributions are subject to certain limitations.

    3. Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Administrative expenses are paid by the Company. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts may first be applied to pay administrative expenses. Forfeitures not used to pay administrative expenses shall be used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    4. Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

    5. Investment options. Upon enrollment in the Plan, a participant may direct employee contributions in any of 14 investment options.

        a. Guaranteed Interest Account - Funds are invested in private-market bonds, commercial mortgages and mortgage backed securities. The investments provide a guaranteed interest for a specified period of time as allowed by the Plan.

          b. Money Market Account - Funds are invested in short-term, high quality commercial paper.

          c. Government Securities Account - Funds are invested in various types of obligations issued or guaranteed by the U.S. Government or its agencies.

          d. Bond & Mortgage Account - Funds are invested in intermediate-term, loans to companies, mostly bonds and commercial mortgages.

          e. Bond Emphasis Balanced Account - Funds are invested in other separate accounts of Principal Mutual Life Insurance Company. The account usually invests from 50-100% of the assets in conservative and moderate investment accounts and 0-50% in dynamic and aggressive investment accounts.

          f. Stock Emphasis Balanced Account-Funds are invested in other separate accounts of Principal Mutual Life Insurance Company. The account usually invests from 50-100% of the assets in dynamic and aggressive investment accounts, and 0-50% in conservative and moderate investment accounts.

          g. Stock Index 500 Account-Funds are invested primarily in the common stocks of those companies listed in the Standard & Poor's 500 Stock Index.

          h. U.S. Stock Account-Funds are invested in stocks of U.S. companies of all sizes considered to be good values when compared to their long-term earnings potential.

          i. Medium Company Value Account-Funds are invested in common stocks of medium sized companies whose prices are lower than average.

          j. Medium Company Blend Account-Funds are invested in common stocks of medium sized companies that offer a combination of value and good earnings potential.

          k. Small Company Blend Account-Funds are invested in stocks of smaller, seasoned companies where potential for long-term growth is expected to be above average.

          l. International Stock Account-Funds are invested in common stocks of companies outside of the U.S., mainly in western Europe and Asia.

          m. Real Estate Account-Funds are invested in developed, rent-producing properties such as warehouses, office buildings and retail properties.

          n. RoTech Medical Corporation Stock - Funds are invested in common stock of RoTech Medical Corporation.

     6. Participant loans. Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding loan balance loans during the one year period ending on the day before the new loan is made) or the greater of: (a) 50 percent of their vested account balance; (b) $10,000; either a or b is reduced by any outstanding loan balance on the date the new loan is made. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants Loan fund. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator (Interest rate 10.25 percent at December 31, 1996). Principal and interest are paid ratably through bi-weekly payroll deductions.

     7. Payment of benefits. On termination of service due to death, disability, or retirement, a participant may elect one of the following distribution options: single life annuity with installment refund; straight life or straight life with installment refund; 5, 10 and 15 year certain periods and life annuity; 50, 66 2/3 and 100% survivor annuities with installment refund; and fixed period annuities of at least 60 months and not greater than the life expectancy of the member and beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

B.   SUMMARY OF ACCOUNTING POLICIES

     Basis of Accounting
     -------------------
     The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates
     ----------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition
     -------------------------------------------
     The Plan's investments are stated at fair value. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

C.   INVESTMENTS

     Investments at December 31, 1996 are summarized as follows:

                                                                 Fair
                                                                 Value
     Guaranteed Interest Accounts                              $144,475
     Money Market Account                                        38,764
     Government Securities Account                               24,110
     Bonds & Mortgage Account                                    30,098
     Bond Emphasis Balanced Account                              54,455
     Stock Emphasis Balanced Account                            109,881
     Stock Index 500 Account                                     87,244
     U.S. Stock Account                                         111,374
     Medium Company Value Account                               135,942
     Medium Company Blend Account                               125,912
     Small Company Blend Account                                177,452
     International Stock Account                                 83,779
     Real Estate Account                                          6,626
     Rotech Medical Corporation Stock                           287,015
     Participant Loans                                           19,515
                                                             -------------
     Total                                                    1,436,642

D.   FEDERAL INCOME TAXES

     The Plan has filed for a determination letter with the Internal Revenue Service that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate section of the Internal Revenue Code.

E.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, participants shall become fully vested in their account balances.

ROTECH MEDICAL CORPORATION
SAVINGS PLAN

ITEM 27a- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996

-------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                                                                                             Fair
      Identity of Issuer                   Description                       Cost            Value
----------------------------------------------------------------------------------------------------

Principal Mutual Life Insurance Co.    Guaranteed Interest                  $144,707       $144,475
----------------------------------------------------------------------------------------------------
                                       Pooled Separate Account
Principal Mutual Life Insurance Co.    Money Market                           38,346         38,764
----------------------------------------------------------------------------------------------------
                                       Pooled Separate Account
Principal Mutual Life Insurance Co.    Government Securities                  23,486         24,110
----------------------------------------------------------------------------------------------------
                                       Pooled Separate Account
Principal Mutual Life Insurance Co.    Bond and Mortgage                      29,370         30,098
----------------------------------------------------------------------------------------------------
                                       Pooled Separate Account
Principal Mutual Life Insurance Co.    Bond Emphasis Balance                  52,933         54,455
----------------------------------------------------------------------------------------------------
                                       Pooled Separate Account
Principal Mutual Life Insurance Co.    Stock Emphasis Balanced               104,611        109,881
----------------------------------------------------------------------------------------------------
                                       Pooled Separate Account
Principal Mutual Life Insurance Co.    Stock Index 500                        82,401         87,244
----------------------------------------------------------------------------------------------------
                                       Pooled Separate Account
Principal Mutual Life Insurance Co.    U.S. Stock                            103,047        111,374
----------------------------------------------------------------------------------------------------
                                       Pooled Separate Account
Principal Mutual Life Insurance Co.    Medium Company Value                  127,694        135,942
----------------------------------------------------------------------------------------------------
                                       Pooled Separate Account
Principal Mutual Life Insurance Co.    Medium Company Blend                  120,381        125,912
----------------------------------------------------------------------------------------------------
                                       Pooled Separate Account
Principal Mutual Life Insurance Co.    Small Company Blend                   170,102        177,452
----------------------------------------------------------------------------------------------------
                                       Pooled Separate Account
Principal Mutual Life Insurance Co.    International Stock                    78,026         83,779
----------------------------------------------------------------------------------------------------
                                       Pooled Separate Account
Principal Mutual Life Insurance Co.    Real Estate                             6,452          6,626
----------------------------------------------------------------------------------------------------
                                       RoTech Stock
RoTech Medical Corporation             Employer Securities, Common           227,302        287,015
----------------------------------------------------------------------------------------------------
Participant Loans                      Interest Rate 10.25%                        0         19,515
----------------------------------------------------------------------------------------------------
Total                                                                     $1,308,858     $1,436,642
----------------------------------------------------------------------------------------------------

ROTECH MEDICAL CORPORATION
SAVINGS PLAN


Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
Period Ended December 31, 1996
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
                              Total                       Total Value    Total Value     Net
Description of Asset        Purchases     Total Sales     of Purchases   of Sales    Gain/(Loss)
---------------------------------------------------------------------------------------------------
Guaranteed Interest            18                          $212,072                       $0
---------------------------------------------------------------------------------------------------
Guaranteed Interest                           17                         $71,027          $0
---------------------------------------------------------------------------------------------------
Pooled Separate Account
Stock Emphasis Balanced        14                          $110,908                       $0
---------------------------------------------------------------------------------------------------
Pooled Separate Account
Stock Emphasis Balanced                       13                          $6,323        ($50)
---------------------------------------------------------------------------------------------------
Pooled Separate Account
Stock Index 500                19                           $82,623                       $0
---------------------------------------------------------------------------------------------------
Pooled Separate Account
Stock Index 500                                7                            $234         $13
---------------------------------------------------------------------------------------------------
Pooled Separate Account
U.S. Stock                     21                          $118,179                        0
---------------------------------------------------------------------------------------------------
Pooled Separate Account
U.S. Stock                                    10                         $16,513      $1,381
---------------------------------------------------------------------------------------------------
Pooled Separate Account
Medium Company Value           20                          $136,307                        0
---------------------------------------------------------------------------------------------------
Pooled Separate Account
Medium Company Value                          21                           8,580        ($33)
---------------------------------------------------------------------------------------------------
Pooled Separate Account
Medium Company Blend           19                          $126,356                       $0
---------------------------------------------------------------------------------------------------
Pooled Separate Account
Medium Company Blend                          16                          $5,787        (189)
---------------------------------------------------------------------------------------------------
Pooled Separate Account
Small Company Blend            22                          $177,681                       $0
---------------------------------------------------------------------------------------------------
Pooled Separate Account
Small Company Blend                           20                          $7,069       $(510)
---------------------------------------------------------------------------------------------------
Pooled Separate Account
International Stock            15                           $78,626                       $0
---------------------------------------------------------------------------------------------------
Pooled Separate Account
International Stock                           10                            $618         $18
---------------------------------------------------------------------------------------------------
RoTech Stock
Employer Securities,
Common                         15                          $229,193                       $0
---------------------------------------------------------------------------------------------------
RoTech Stock
Employer Securities,
Common                                        13                          $1,948          $7
---------------------------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Rotech Medical Corporation as plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         ROTECH MEDICAL CORPORATION,
                         A Florida Corporation

                         BY: /s/Rebecca R. Irish
                             ---------------------
                         Rebecca R. Irish,
                         Treasurer

                         Date:  June 30, 1997